[Savient Letterhead]

February 11, 2009

By EDGAR Submission

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 6010
Washington, DC 20549

Attention: Mr. Bryan Pitko

Re:	Savient Pharmaceuticals, Inc.
Form 10-K for the Year Ended December 31, 2007
Filed March 14, 2008
File No. 000-15313

Ladies and Gentlemen:

This letter is in response to the letter to Savient Pharmaceuticals, Inc. (“we” or the “Company”) dated January 16, 2009 from Jeffrey Riedler, Assistant Director, on behalf of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), to Paul Hamelin, our President. The response below is keyed to the numbering of the comments and the headings used in the Staff’s letter.

In response to the Staff’s comments regarding our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the “2007 Form 10-K”), we advise you as follows:

Form 10-K for the Year Ended December 31, 2007

Item 15. Exhibits, Financial Statement Schedules, page 98

1. We note that you have not provided a response to comment 3 which noted that we will not be in a position to issue a no-further-comments letter on your Form 10-K until your agreements have been filed as exhibits. We reissue this comment. Please file your agreements with BTG-Israel and NOF Corporation.

Response:

In response to the Staff’s comment, as was previously discussed between our outside counsel and Mr. Pitko, on February 10, 2009 we filed our agreements with BTG-Israel and NOF Corporation as exhibits to a Current Report on Form 8-K. We believe this action satisfies the Staff’s comment.

* * * * *

U.S. Securities and Exchange Commission
February 11, 2009

In addition, as requested by the Staff, we acknowledge that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the 2007 Form 10-K;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please telephone either the undersigned at (732) 565-4705, or Graham Robinson of WilmerHale, our outside counsel, at (617) 526-6571.

Very truly yours,

/s/ Philip K. Yachmetz

Philip K. Yachmetz

cc:	Brian J. Hayden, Savient Pharmaceuticals, Inc.
Graham Robinson, WilmerHale